SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

United American Healthcare Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

90934C105
(CUSIP Number)

Eric M. Fogel, Esq.
Lathrop & Gage LLP
100 N. Riverside Plaza
Suite 2100
Chicago, IL 60606
(312) 920-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Missing Graphic Reference]

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons JOHN M. FIFE
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,132,304 *
	9	Sole dispositive power
	10	Shared dispositive power 4,132,304 *
11	Aggregate amount beneficially owned by each reporting person 4,132,304 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 34.97% **
14	Type of reporting person (see instructions) IN

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010, (iii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iv) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons FIFE TRADING, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 3,063,745 *
	9	Sole dispositive power
	10	Shared dispositive power 3,063,745 *
11	Aggregate amount beneficially owned by each reporting person 3,063,745 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.92% **
14	Type of reporting person (see instructions) CO

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.  Fife Trading, Inc. is a Manager of St. George Investments, LLC.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 3,063,745 *
	9	Sole dispositive power
	10	Shared dispositive power 3,063,745 *
11	Aggregate amount beneficially owned by each reporting person 3,063,745 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.92% **
14	Type of reporting person (see instructions) CO

*  This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE PARTNERS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) PN

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) CO

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.  Chicago Venture Management, L.L.C. is the General Partner of Chicago Venture Partners, L.P.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CVM, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.04% **
14	Type of reporting person (see instructions) CO

*  This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.  CVM, Inc. is the Manager of Chicago Venture Management, L.L.C., which is the General Partner of Chicago Venture Partners, L.P.

**  Based on 11,817,766 outstanding shares as of November 14, 2011, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2011.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 13 to the Initial 13D filed on or around October 4, 2011, Amendment No. 12 to the Initial 13D filed on or around September 20, 2011, Amendment No. 11 to the Initial 13D filed on or around June 29, 2011, Amendment No. 10 to the Initial 13D filed on or around May 26, 2011, Amendment No. 9 to the Initial 13D filed on or around November 16, 2010, Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

The source of the $300,000 loaned by reporting person St. George Investments, LLC, an Illinois limited liability company (“St. George”), to the Issuer in the transaction described in Item 4 is the available cash of St. George.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

On December 9, 2011, St. George loaned $300,000 to the Issuer on the terms set forth in that certain Promissory Note dated December 9, 2011, made by the Issuer in favor of St. George (the “Note”).  St. George is an affiliate of John M. Fife, who is the Issuer’s Chairman, President and Chief Executive Officer.

The principal amount of the Note is $300,000.  Interest on the Note accrues at an annual rate of 10%.  No payments of principal or interest on the Note are due until the Note matures, which is on the earlier of (a) December 31, 2014, or (b) the date of (i) the sale of all or substantially all of the assets of the Issuer or Pulse Systems, LLC, a Delaware limited liability company which is the Issuer’s subsidiary, (ii) the merger of the Issuer or Pulse Systems, LLC, or (iii) the sale of all or substantially all of the equity of the Issuer or Pulse Systems, LLC.

Only upon an event of default (as defined in the Note), the holder of the Note may elect to convert all or any part of the outstanding principal of, and the accrued but unpaid interest on, the Note into newly issued shares of common stock of the Issuer (“Common Stock”) at a conversion price of $0.0226 per share.  The conversion price is based on 110% of the average of the closing bid prices for the Common Stock on the five trading days ending December 9, 2011, which was the day following the date on which the Issuer’s Board of Directors approved the Note and the related loan transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:

Promissory Note dated December 9, 2011, made by the Issuer in favor of St. George, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 14, 2011.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 2011

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager
By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of December, 2011.

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager
By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President
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